April 9, 2009

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.


WALL ST
BROAD ST

Financial Markets in Review March 2009

After a very difficult start to the year, domestic equity markets rebounded sharply with the second best month of March performance since 1960. Stocks were buoyed early in the month after Citigroup announced that both January and February were profitable on an operating basis. This news was followed by similar announcements from several other large U.S. banks. Later in the month, markets were further aided by the announcment that Federal Reserve plans to purchase up to $1 trillion in securities and Treasury Secretary Geithner's release of the details of the Public-Private Investment Program (PPIP).

By the end of the quarter, Treasury yields had risen, as the extreme flight to quality experienced during the fourth quarter of 2008 began to reverse itself. The 3-month maturity U.S. Treasury bill yield increased to 0.20%, approximately +12 basis points higher than where it began the quarter, while the 30-year U.S. Treasury bond yield ended the quarter at 3.53%, approximately +85 basis points higher.

March Performance Returns Available

Sit Mutual Funds' March 2009 performance returns are available. To view the results go to the Performance page.

Mutual Funds Operations More Transparent Than Hedge Funds

Investors are concerned these days about more than market performance. Tragic stories of portfolios damaged by investments in unethical hedge funds engaged in activities ranging from deceptive accounting to embezzlement are grabbing headlines. The vast majority of hedge funds are reputable and their clients need not worry, but for investors who prefer greater transparency in their investments, mutual funds may be the answer.

Mutual funds and hedge funds both pool investors' money to be managed as a single portfolio, but there are significant differences between the two when it comes to features such as liquidity, reporting and investment constraints. Both investment vehicles have their place in the investment industry, but when headlines are filled with stories of Ponzi schemes, mutual fund shareholders can find an extra level of comfort in the required liquidity and transparency employed in their portfolios' administration.

- Continue reading the full article, "Mutual Funds Operation More Transparent Than Hedge Funds".

Good Friday

Due to the close of the New York Stock Exchange on April 10, 2009 in observance of Good Friday, transactions received after 3:00 p.m. Central Time on April 9th through Friday April 10th will be processed on Monday, April 13th. Sit Investor Services Representatives will be available to take your calls during office hours 8:00 a.m. - 5:00 p.m.

1099 Tax Forms

1099 Tax forms for Sit Funds were mailed on January 30, 2009. Online copies of the tax forms will be available in the second half of February.

2009 Investment Seminars

From February to April, Sit Mutual Funds will host three different investment seminars. The seminars will be held at the Edina Country Club as well as in our offices in the IDS Center.



Eugene Sit
1938 - 2008

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The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.